UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*

                       Lone Star Steakhouse & Saloon, Inc.
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                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                    542307103
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                                 (CUSIP NUMBER)

                                  JEFFREY RUIZ
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                September 7, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Deutsche Bank AG
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                       (b) [_]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS                                       WC
            (See Item 3)
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [_]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
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                       7        SOLE VOTING POWER

  NUMBER OF                      2,106,091
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8        SHARED VOTING POWER
  OWNED BY
   EACH                         0
 REPORTING             ---------------------------------------------------------
  PERSON               9        SOLE DISPOSITIVE POWER
   WITH
                                2,106,091
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,106,091
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [_]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.8%
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14         TYPE OF REPORTING PERSON

           BK
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

ITEM 1.    SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Lone Star Steakhouse & Saloon, Inc. (the "Issuer"). The Issuer has its principal executive offices at 224 East Douglas, Suite 700, Wichita, Kansas 67202.

ITEM 2.   IDENTITY AND BACKGROUND

(a) This Statement is filed by Deutsche Bank AG (the "Reporting Person"). The Reporting Person is organized under the laws of the Federal Republic of Germany

(b) The address of the principal place of business of the Reporting Person is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

(c) and (f) The principal business of the Reporting Person and the name, business address, principal occupation or employment and citizenship of each of the executive officers, directors, controlling persons and trustees, as applicable of the Reporting Person and each corporation and other person ultimately in control of the Reporting Person are set forth on Schedule 1 to this Schedule 13D, which is incorporated herein by reference.

(d) and (e) During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed on Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person expended approximately $58,220,000 of its working capital to purchase the Shares reported herein.

ITEM 4.   PURPOSE OF TRANSACTION

All of the Shares reported herein as having been acquired or disposed of from the accounts of Deutsche Bank AG, London Branch were acquired or disposed of for investment purposes.

The Reporting Person qualifies as an institution that may file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G. At this time, however, the Reporting Person has determined to change its filing status and to file this Statement. The Issuer entered into an Agreement and Plan of Merger, dated as of August 18, 2006, by and among the Issuer, Lone Star U.S. Acquisitions LLC and COI Acquisition Corp.(the "Merger Agreement"). Although no definitive determination has yet been made, the Reporting Person may decide to vote against the transactions contemplated by the Merger Agreement and may seek appraisal of the fair value of its Shares. Moreover, the Reporting Person may, subject to compliance with applicable law, communicate with third parties or the Issuer's management and stockholders regarding one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Except as set forth herein, the Reporting Person does not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a), (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ended June 13, 2006, the number of Shares outstanding was 21,297,174 as of July 17, 2006. The Reporting Person may be deemed the beneficial owner of 2,106,091 Shares (approximately 9.8% of the total number of Shares outstanding), held for the account of Deutsche Bank AG, London Branch, over which the Reporting Person has sole voting and dispositive powers.

(c) Transactions by the Reporting Person in the Shares effected during the past sixty days are set forth in Schedule 2 to this Schedule 13D, which is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

From time to time, the Reporting Person may lend, pledge or enter into repurchase transactions relating to portfolio securities, including the Shares, to and with brokers, banks or other financial institutions. From time to time, to the extent permitted by applicable laws, the Reporting Person may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE: SEPTEMBER 14, 2006






                                      DEUTSCHE BANK AG




                                      By:         /s/ Jeffrey A. Ruiz
                                                  ------------------------------
                                      Name:       Jeffrey A. Ruiz
                                      Title:      Vice President




                                      By:         /s/ Pasquale Antolino
                                                  ------------------------------
                                      Name:       Pasquale Antolino
                                      Title:      Assistant Vice President

                                   SCHEDULE 1

       EXECUTIVE OFFICERS, DIRECTORS, CONTROLLING PERSONS AND TRUSTEES OF DEUTSCHE BANK AG AND EACH PERSON ULTIMATELY IN CONTROL OF DEUTSCHE BANK AG


                  Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

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NAME                                 PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT / BUSINESS ADDRESS/CITIZENSHIP
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Dr. Josef Ackermann                  Chairman of the Group Executive Committee
                                     and Member of the Board of Managing
                                     Directors, Deutsche Bank AG

                                     Deutsche Bank AG
                                     Taunusanlage 12
                                     60325 Frankfurt
                                     The Federal Republic of Germany

                                     Citizenship:  Swiss
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Dr. Tessen von Heydebreck            Member of the Board of Managing Directors,
                                     Deutsche Bank AG

                                     Deutsche Bank AG
                                     Taunusanlage 12
                                     60325 Frankfurt
                                     The Federal Republic of Germany

                                     Citizenship: German
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Dr.Hermann-Josef Lamberti            Member of the Board of Managing Directors,
                                     Deutsche Bank AG

                                     Deutsche Bank AG
                                     Taunusanlage 12
                                     60325 Frankfurt
                                     The Federal Republic of Germany

                                     Citizenship: German
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Dr. Clemens Borsig                   Member of the Board of Managing Directors,
                                     Deutsche Bank AG

                                     Deutsche Bank AG
                                     Taunusanlage 12
                                     60325 Frankfurt
                                     The Federal Republic of Germany

                                     Citizenship: German
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

                        SCHEDULE 2 - 60 DAY TRADE HISTORY

DATE                       BUY / SELL                AMOUNT            PRICE

7/5/2006                     BUY                     241               25.49
7/6/2006                     SELL                    50                25.38
7/6/2006                     BUY                     17,072            25.32
7/7/2006                     BUY                     38,613            24.98
7/7/2006                     BUY                     100               24.94
7/7/2006                     SELL                    900               25.00
7/10/2006                    SELL                    200               25.05
7/11/2006                    BUY                     800               24.65
7/11/2006                    SELL                    400               24.81
7/12/2006                    BUY                     100               24.47
7/12/2006                    SELL                    500               24.32
7/13/2006                    BUY                     200               24.08
7/13/2006                    SELL                    1,200             23.97
7/14/2006                    BUY                     300               23.48
7/17/2006                    BUY                     1,000             23.77
7/18/2006                    BUY                     1,300             24.03
7/18/2006                    SELL                    300               23.91
7/19/2006                    SELL                    100               24.13
7/19/2006                    BUY                     1,700             24.18
7/19/2006                    BUY                     100               24.42
7/20/2006                    SELL                    2,400             23.76
7/20/2006                    BUY                     500               24.33
7/21/2006                    SELL                    2,300             23.26
7/24/2006                    BUY                     900               23.14
7/25/2006                    BUY                     30,000            23.44
7/25/2006                    SELL                    400               23.37
7/25/2006                    BUY                     500               23.36
7/26/2006                    SELL                    300               23.44
7/26/2006                    BUY                     30,000            23.32
7/27/2006                    BUY                     30,000            23.30
7/27/2006                    SELL                    100               23.27
7/27/2006                    BUY                     400               23.33
7/28/2006                    BUY                     3,500             23.38
7/28/2006                    BUY                     30,000            23.36
7/31/2006                    BUY                     21,400            23.46
7/31/2006                    SELL                    144               23.18
7/31/2006                    BUY                     300               23.44
8/01/2006                    SELL                    400               23.24
8/01/2006                    BUY                     300               23.39
8/01/2006                    BUY                     30,000            23.30
8/02/2006                    BUY                     30,000            23.99
8/02/2006                    SELL                    100               24.18
8/02/2006                    BUY                     1,000             23.69
8/03/2006                    SELL                    800               24.00

8/03/2006                    BUY                     300               24.62
8/03/2006                    BUY                     30,000            24.34
8/04/2006                    BUY                     28,600            24.64
8/04/2006                    SELL                    1,200             24.52
8/04/2006                    SELL                    2,820             24.63
8/04/2006                    BUY                     700               24.87
8/07/2006                    SELL                    400               24.49
8/07/2006                    BUY                     30,000            24.59
8/08/2006                    BUY                     30,000            24.25
8/08/2006                    SELL                    700               24.27
8/08/2006                    BUY                     300               24.33
8/09/2006                    SELL                    200               23.25
8/09/2006                    BUY                     500               24.02
8/09/2006                    BUY                     30,000            23.41
8/10/2006                    SELL                    600               22.95
8/11/2006                    BUY                     17,300            23.25
8/11/2006                    BUY                     30,000            23.39
8/14/2006                    BUY                     30,000            23.56
8/15/2006                    SELL                    30,000            23.56
8/15/2006                    BUY                     10,000            23.56
8/23/2006                    BUY                     100               27.52
8/25/2006                    BUY                     464               27.51
9/01/2006                    BUY                     1,700             27.27